Contact

www.linkedin.com/in/steve-cislaw-43a290b (LinkedIn)

Top Skills

Series 7

Fixed Income

Series 63

Steve Cislaw

Co-Founder and Chief Operations Officer at Elevado Drinks & Chaco Flaco/El Cero Drinks

Tucson, Arizona, United States

Summary

Senior Executive & Co-Founder, Elevado Drinks and Chaco Flaco Drinks

With over 25 years as a financial executive, I bring proven expertise in driving growth across regional banking, capital markets, and fixed income and equities trading. My leadership in sales, operations, and high-value trades has consistently delivered profitability through strategic market analysis and operational excellence.

As Co-Founder and Chief Operating Officer of Elevado Drinks and Chaco Flaco Drinks, I have scaled two beverage brands into nationally recognized lifestyle leaders. Crafted with bold, all-natural flavors and clean ingredients, Elevado and Chaco Flaco resonate with diverse 21+ demographics, from athletes to music festival enthusiasts. By leveraging innovative product development, strategic funding, and nationwide distribution through key partnerships, I have driven their market success.

My financial acumen and operational leadership position me to build brands that inspire and connect. I am eager to explore new opportunities to drive value and growth.

Experience

Elevado Drinks

COOand Co-Founder of Elevado Drinks

June 2020 - Present (5 years 10 months)

Tucson, Arizona, United States

Chaco Flaco Drinks

9 years 3 months

COO & Co-Founder

February 2016 - April 2025 (9 years 3 months)

Principal COO and Co-Founder
February 2016 - April 2025 (9 years 3 months)
Tucson, Arizona, United States

Multi-Bank Securities, Inc.
Vice President Fixed Income Trading- Dealer Sales (CD's)
February 2005 - May 2021 (16 years 4 months)
Newport Beach, CA

Manage and increase trading desk relationships with multiple regional broker dealers and inventory management for the firm, through back office software and several external trading platforms, and consult directly with institutional clients on Fixed Income Capital Markets: assessed requirements, examined strategies, and proposed solutions for capital-raising goals and objectives.

Finance 500 Inc
VP Fixed Income Trading and Operations
1995 - 2005 (10 years)
Irvine, CA

Gather and analyze market trend data to deliver substantial increased sales results through a consultative and needs-analysis approach - transacted and managed $55M in equities/assets on behalf of Private Wealth and Institutional entities

Camden Financial Group, Inc.
VP Equity Trading and Operations
1995 - 1998 (3 years)
Irvine, CA

Provide investment account reconciliation between internal systems, broker/custodians, etc. and strategic planning of successful project organizations and sales-lead generations.

Robert Scott Securities
Financial Planning Analyst
1993 - 1995 (2 years)
Irvine, CA

Evaluated and meditated financial circumstances of clients to facilitate the achievement of their short-term and long-term financial objectives through successful trades of taxable products, mutual funds, stocks, etc.

American Express Financial

Financial Advisor

1991 - 1993 (2 years)

Visalia, California Area

Analyze clients’ specific financial status to align and implement a financial wealth strategy best suited for their wealth management foundational needs.

Education

Orange Coast College

Business and Personal/Financial Services Marketing Operations